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SECURIT_ 04018034 _ISSION
Wasning--

A^d 3/30/2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

C M 3/25

SEC FILE NUMBER
8- 16837

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _January 1, 2003_ AND ENDING _December 31, 2003_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grayson Burger & Co.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

411 West Putnam Avenue

(No. and Street)

Greenwich   CT   06830

MAR 0 5 2004

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Marron   914-932-8400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA

(Name – *if individual, state last, first, middle name*)

30 Two Bridges Road, Suite 240   Fairfield   NJ   07004

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 3 1 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

GRAYSON, BURGER & CO.

(S.E.C. NO. 8 - 016837)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****



GRAYSON, BURGER & CO.

TABLE OF CONTENTS



30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Grayson, Burger & Co.
Greenwich, CT

We have audited the following statement of financial condition of Grayson, Burger & Co. (a limited partnership) as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position at December 31, 2003 in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA. PA

Fairfield, New Jersey
February 19, 2004

GRAYSON, BURGER & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Assets:

Cash and cash equivalents	$	55,057
Receivable from clearing broker		208,697
Securities, at market value		314,518
Other assets		25,043
Total Assets	$	603,315

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:

Accrued expenses and other liabilities	$	27,991
Total liabilities		27,991

Commitments and Contingencies

Partners' Capital 575,324

Total Liabilities and Partners' Capital	$	603,315

GRAYSON, BURGER & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

Note A – Organization and Significant Accounting Policies

Nature of Business

Grayson, Burger & Co., (the "Partnership"), generates its revenues principally by providing Securities trading and brokerage services to retail investors. Revenues for these services could vary based on the performance of financial markets around the world.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition

Securities transactions and related expenses are recorded on a trade date basis. The Partnership clears all securities transactions through Bear Stearns Securities Corp., on a fully disclosed basis.

The Partnership conducts business as an introducing broker and does not carry securities accounts for customers or perform custodial functions relating to customer securities. Revenues are derived primarily from commissions.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Income Taxes

The partners are required to report their respective share of Partnership income or loss on their respective individual income tax return. Accordingly, no provision for income tax has been included in the accompanying financial statements.

Note B – Investment in Securities, at Market

Securities owned at December 31, 2003, at market value, consist of the following:

US Government Debt Instruments	$ 100,007
Corporate Stocks	214,511
Total	$314,518

Note C – Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Partnership had net capital of $514,863, which was $414,863 in excess of its required net capital of $100,000. The Partnership's net capital ratio was 0.05 to 1.

Note D – Commitments and Contingencies

The Partnership executes its securities transactions through Bear Stearns Securities Corp. ("Bear"). Bear also provides custodial and other services. Amounts due to and from Bear may consist of money balances in cash, margin and short securities accounts whose liquidity is determined in accordance with applicable securities industry regulations. These amounts bear interest at rates, which correlate to the broker call loan rate.

In addition to Bear having custody of a significant portion of the investment portfolio, it periodically holds significant money balances on behalf of the Partnership.

In the normal course of business, the Partnership executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Partnership may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Partnership does not anticipate nonperformance by customers or counterparts. The Partnership has a policy of reviewing, as considered necessary, the credit standing of customers and counter parties with which it conducts business.

The Partnership is obligated under a lease for office space, expiring in May 2006, with a remaining annual obligation of $77,763. The Partnership has the right to terminate this lease with thirty days notice. Certain cancellation penalties may apply.

Note E – Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107. "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Partnership's financial instruments, as defined, are carried at approximate fair value.



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Grayson, Burger & Co.
411 West Putnam Avenue
Greenwich, CT 06830

Dear Sirs:

In planning and performing our audit of the financial statements of Grayson, Burger & Co. (the "Partnership"), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions related to customer services, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the accounting system and internal control structure:

> *The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Partnership, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Partnership.*

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ended December 31, 2003, and this report does not affect our report thereon dated February 19, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph and of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the preceding paragraph, the Partnership's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

*Orpanian, Nebarian
& Associates, CPA, PA*

Fairfield, New Jersey
February 19, 2004